Exhibit 99.1

AETERNA zentaris ANNOUNCES DISTRIBUTION AGREEMENT

WITH mEGAPHARM LTD. to commercialize mACIMORELIN in

israel and the palestine authority

CHARLESTON, S.C., June 25, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) ( the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that it has entered into an exclusive distribution and related quality agreement (the “Agreement”) with Megapharm Ltd. (“Megapharm”), a leading Israel-based biopharmaceutical company, for the commercialization in Israel and the Palestinian Authority of macimorelin, Aeterna Zentaris’ orally available ghrelin agonist to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”) and child-onset growth hormone deficiency (“CGHD”).

Under the terms of the agreement, Megapharm will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while Aeterna Zentaris will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of IP. The regulatory process for macimorelin in Israel is expected to be completed in the second half of 2021.

Dr. Klaus Paulini, Chief Executive Officer of Aeterna commented, “This represents a significant milestone in our ongoing business development strategy to expand our international distribution network for macimorelin. We are pleased to add such a well-respected company as Megapharm to our marketing partners for macimorelin for the diagnosis of AGHD and CGHD and look forward to working with them.”

Miron Drucker, CEO of Megapharm, said, “Macimorelin has demonstrated potential in assessing growth hormone deficiencies in both adults and children. We are proud to establish this agreement with Aeterna Zentaris to bring macimorelin to Israel and the Palestinian Authority.”

About Macimorelin

Macimorelin, a ghrelin agonist, is an orally-active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of GHD.

In December 2017, the United States Food and Drug Administration (“FDA”) granted Aeterna Zentaris marketing approval for macimorelin to be used in the diagnosis of patients with adult growth hormone deficiency. Macrilen™ has been granted Orphan Drug designation by the FDA for diagnosis of AGHD. In January 2019, the European Commission granted marketing authorization for macimorelin to Aeterna Zentaris for diagnosis of growth hormone deficiency in adults. In March 2017, the Pediatric Committee of the EMA agreed to the Company’s PIP for macimorelin, a prerequisite for filing a marketing authorization application for any new medicinal product in Europe.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency. Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency, an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

About Megapharm Ltd.

Megapharm Ltd. is a leading Israeli private pharma marketing company, founded in 1989, exclusively representing a number of major American, European and Japanese pharmaceutical companies. Megapharm provides its partners with a full set of commercial capabilities, including registration, market access and sales and marketing. Megapharm has demonstrated dynamic sales growth by developing a strong company presence and expertise in selected therapeutic areas (i.e. Oncology, Hematology, CNS, Orphan and metabolic drugs) and a proven track record for obtaining national reimbursement and inclusion of its products in Health Funds in Israel. Additional information can be found at: www.megapharm.co.il.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the intended use of proceeds and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com